Exhibit 99.1

ZK International Provides Revenue Guidance of 25% Growth Year-Over-Year for the Full Year 2018

WENZHOU, China, March 15, 2018 /PRNewswire/ -- ZK International Group Co., Ltd. (Nasdaq: ZKIN) (“ZKIN”, “ZK International” or the “Company”), today is providing financial guidance for the fiscal year 2018. The Company anticipates revenue of approximately $56.2 million, an increase of $11.2 million or 25%, for the fiscal year 2018 as compared to $44.95 million for the fiscal year of 2017.

Revenue growth year-over-year will be driven by four distinct industry initiatives in China.

•	Public Piping Infrastructure Upgrade:

As urbanization continues, cities in China are facing tremendous challenges providing clean and safe water distribution. The government and industry leaders agree that stainless steel piping is by far the safest option for water delivery. Some of the largest water supply companies in China have adopted stainless steel piping for their projects. This trend should continue throughout 2018.

•	Industrial Coal-to-Gas Conversion:

In 2015, natural gas accounted for 5.8% of primary energy consumption in China with a per capita consumption of only a third of the world’s average. Because natural gas is a cleaner source of energy than coal, the government has proposed to reduce coal consumption and increase gas consumption from 5.8% to 10% by 2020. As more households in China gain access to natural gas, ZK International will have the opportunity to provide gas piping infrastructure throughout the country.

•	Subway Piping Infrastructure Expansion:

The number of subway miles in China has increased at a compounded annual growth rate (CAGR) of 25% over the last 10 years. Stainless steel, due to its durability and anti-corrosion performance, can effectively reduce the maintenance cost of the subway piping system. In 2018, ZK International will expand its sales force into this field and invest new technology into this initiative.

•	“One Belt, One Road” or Silk Road Economic Belt Initiative

The Company is expanding its brand and increasing its market share by marketing to international markets in South East Asia, Europe, and Africa. The Company is well positioned to take advantage of one of China’s most ambitious economic and foreign policy projects, the “One Belt, One Road” initiative, also referred to as the Silk Road Economic Belt and the 21st Century Maritime Silk Road. It aims to connect the disparate regions in China’s near and distant neighborhood through a massive program of infrastructure building. These corridors will be the sites of energy and industrial clusters and will be created through the use of rail, roads, waterways, air, pipelines, and information highways.

In 2018, the Company will also focus on improving operating efficiencies, including delivery period. Today, approximately 60% to 70% of shipments are delivered in seven days. Over the course of the year, the Company anticipates reducing the delivery period to 80% as compared to the current practice, which will further enhance cash flow. In 2018, the Company also anticipates reducing operating expenses by 5% to 10% reflecting a more efficient operating structure.

In addition, technology will be a key differentiator for ZK International. The Company is moving aggressively through its wholly-owned subsidiary, XSigma Corp., with the implementation of Track-n-Trace, IoT and Blockchain technology. The Company plans to continue to gain efficiencies through the Blockchain, ssignificantly reducing transaction costs, human errors and delivery delays.

Mr. Jiancong Huang, Chairman and CEO of ZK International, stated, “We are pleased to forecast revenue growth for 2018 of 25%, eclipsing revenue growth from 2016 to 2017 of 22%. The steady improvement is confirmation to our team that we are investing capital in the right areas of our business including equipment, quality of product and talent. Technology is a key focus area of the Company. Very few in our field are even considering this level of technology sophistication. The high quality of our product, coupled with innovative technology, will allow us entry into these significant initiatives in China and open new client relationships for the Company.”

About ZK International Group Co., Ltd.

ZK International Group Co., Ltd. is a China-based designer, engineer, manufacturer, and supplier of patented high-performance stainless steel and carbon steel pipe products that require sophisticated water or gas pipeline systems. The Company owns 28 patents, 21 trademarks, 2 Technical Achievement Awards, and 10 National and Industry Standard Awards.  ZK International is preparing to capitalize on the $850 Billion commitment made by the Chinese Government to improve the quality of water, which in its current supply state is 70% unfit for human contact.  ZK International is Quality Management System Certified (ISO9001), Environmental Management System Certified (ISO1401), and a National Industrial Stainless Steel Production Licensee that is focused on supplying steel piping for the multi-billion dollar industries of Gas and Water sectors.  ZK has supplied stainless steel pipelines for over 2,000 projects, which include the Beijing National Airport, the "Water Cube" and "Bird's Nest", which were venues for the 2008 Beijing Olympics.  Emphasizing superior properties and durability of its steel piping, ZK International is providing a solution for the delivery of high quality, highly sustainable, environmentally sound drinkable water to not only to the China market but to international markets such as Europe, East Asia, and Southeast Asia.

For more information please visit www.ZKInternationalGroup.com. Additionally, please follow the Company on Twitter, Facebook, YouTube, and Weibo. For further information on the Company's SEC filings please visit www.sec.gov.

About XSigma Corporation

XSigma Corporation, is a wholly-owned subsidiary of ZK International Group Co., Ltd. Together with ZK International, it has signed an exclusive worldwide distribution agreement with TNT Blockchain, Inc. to implement its patent pending software and blockchain technologies into its manufacturing process and supply chain management system. These technologies include, Track-n-Trace (“TNT”), which is designed to improve the traceability and inventory systems of small to medium sized manufacturing companies to track raw materials and finished goods at the source, supplier, or factory, through the entire supply chain to the end user. Combine the TNT with the Internet of Things (“IoT”) devices, every device within the manufacturing process is registered on the Blockchain to create a digital identity, which cannot be manipulated. Finally, the Blockchain technology would provide transparency and security, as permissions and identity the technology would require will ensure the appropriate visibility of transactions. For further information about XSigma, please visit its website at www.xsigma.io.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict and many of which are beyond the control of ZK International.  Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are included in the Company’s filings with the U.S. Securities and Exchange Commission. Although ZK International believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized.  In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by ZK International or any other person that their objectives or plans will be achieved. ZK International does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investor Contact:

KCSA Strategic Communications
Valter Pinto, Managing Director
PH: +1 (212) 896-1242
ZKInternational@KCSA.com